UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________________

FORM 11-K
___________________________________________
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from             to
Commission file number 0-26058
 ___________________________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
KFORCE GOVERNMENT PRACTICE PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
KFORCE INC.
1001 EAST PALM AVENUE
TAMPA, FL 33605

KFORCE GOVERNMENT PRACTICE PLAN

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors, Participants, and Plan Administrator of the
Kforce Government Practice Plan
Tampa, Florida
We have audited the accompanying statements of net assets available for benefits of the Kforce Government Practice Plan (the “Plan”) as of December 31, 2016 and 2015 and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required at this time, to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015 and the changes in net assets available for benefits for the year ended December 31, 2016 in conformity with United States generally accepted accounting principles.
Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2016 is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan Administrator and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. This schedule has been subjected to the auditing procedures applied in our audit of the 2016 financial statements. In our opinion, the information is fairly stated in all material respects when considered in relation to the financial statements taken as a whole.

/s/ Warren Averett, LLC

Tampa, Florida
June 23, 2017

KFORCE GOVERNMENT PRACTICE PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2016 AND 2015

	2016	2015
Assets
Investments:
At fair value	$18,771,875	$17,259,267
At contract value	3,584,846	3,365,574
Total investments	22,356,721	20,624,841
Receivables:
Employer contributions	311,718	255,684
Notes receivable from participants	203,154	232,294
Total receivables	514,872	487,978
Total assets	$22,871,593	$21,112,819
Liabilities
Administrative expenses payable	$1,709	$3,677
Total liabilities	$1,709	$3,677
Net assets available for benefits	$22,869,884	$21,109,142
The accompanying notes are an integral part of these financial statements.

KFORCE GOVERNMENT PRACTICE PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2016

Investment income:
Net appreciation in fair value of investments	$782,910
Interest and dividends	373,492
Net investment income	1,156,402
Interest income on notes receivable from participants	8,287
Contributions:
Participant	2,725,459
Employer	311,718
Rollovers from other qualified plans	332,022
Total contributions	3,369,199
Benefits paid to participants	(2,731,695)
Other income	36,429
Administrative expenses	(77,880)
Net increase in net assets	1,760,742
Net assets available for benefits:
Beginning of period	21,109,142
End of period	$22,869,884
The accompanying notes are an integral part of these financial statements.

KFORCE GOVERNMENT PRACTICE PLAN
NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN
General — The Kforce Government Practice Plan (the “Plan”) is sponsored by Kforce Government Solutions, Inc. (“KGS”), a wholly owned subsidiary of Kforce Inc. The Plan is a defined contribution plan covering substantially all employees of KGS, except those that meet certain exceptions. Prudential Bank & Trust, FSB (“Prudential” or the “Trustee”) is the trustee of the Plan and The Prudential Insurance Company of America is the record-keeper. The Plan was established effective October 2, 2006.
The following description of the Plan is provided for general information purposes. Participants should refer to the Plan document for a more complete description of the Plan provisions. If there are any discrepancies between the terms of the Plan and this description, the terms of the Plan shall prevail. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Eligibility — All employees of KGS are eligible to participate in the Plan with the exception of the following:

•	Employees who are leased employees under Section 414(n) of the Internal Revenue Code (the “Code”),

•	Employees who are covered by a collective bargaining agreement that does not provide for participation in the Plan,

•	Employees who are nonresident aliens with no U.S. source earned income,

•	Individuals who are performing service as independent contractors or consultants, regardless of whether they are subsequently determined to be common law employees,

•	Employees who are not on the U.S. payroll of KGS.
Contributions — Participants may contribute up to 75% of their compensation for each year subject to the limitations provided in the Code, which was $18,000 for those under age 50 and $24,000 for those age 50 and above for 2016. KGS matching and other contributions are made in cash at the discretion of the Board of Directors. KGS contributions, if any, are funded annually to eligible participants remaining in the Plan at each year-end. Eligible participants are employees who are active as of the last day of the Plan year and who have completed at least 1,000 hours as of the last day of the Plan year. Additionally, employees who have terminated employment because of death, total disability, or after reaching age 55, are considered eligible participants. For the year ended December 31, 2016, KGS made matching contributions equal to 25% of each participant’s eligible contributions up to 6% of compensation for the period to all eligible participants at December 31, 2016.
All contributions to the Plan are deposited with the Trustee. Contributions are then directed at the employee’s discretion into various investment options. Investment elections may be changed by the employee at any time.
Participant Accounts — Each participant’s account is self-directed and is credited with the participant’s contributions, KGS’s matching and other contributions, transfers into the Plan, rollovers and Plan earnings and is charged with withdrawals and Plan losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.
Rollovers — All employees who meet the Plan eligibility requirements are eligible to make cash rollover contributions to the Plan from a previous employer’s qualified retirement plan or a conduit IRA.
Vesting — Participants are immediately vested in their contributions plus actual earnings, if any, thereon. KGS contributions and earnings, if any, vest at the rate of 20% for each year of service earned. A year of service is defined as any eligible participant who has completed at least 1,000 hours as of the last day of the Plan year. KGS contributions become 100% vested upon:

•	Normal retirement,

•	Total disability,

•	Death,

•	Completion of five years of vesting service, or

•	Plan termination.
In-Service Withdrawals — Participants may request the following types of in-service withdrawals from the Plan during any given calendar month:

•	Age 59-1/2,

•	Financial hardship,

•	Withdrawals from rollover contribution account,

•	Qualified reservist distribution.

Plan Termination — Although it has not expressed any intent to do so, KGS has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and the trust shall continue until all participants’ accounts have been completely distributed to each participant (or their designated beneficiary) in accordance with the Plan.
Investments — Participants direct the investment of their contributions into various investment options offered by the Plan. KGS contributions are automatically invested in the investment options selected by each participant for their contributions. Effective January 1, 2015, the Plan eliminated the right of participants to make new investments in Kforce Inc. common stock.
Notes Receivable from Participants — Participants may borrow money from their vested account balance for any reason. The maximum amount available for notes receivable is the lesser of $50,000, reduced by the participant’s highest note receivable balance outstanding in the 12 months prior to the date of the note receivable, or 50% of the participant’s vested account balance. The minimum amount for a note receivable is $500.
Notes receivable must have a definite repayment period not to exceed five years unless the note receivable is for the purchase of a principal residence, in which case the repayment period must not exceed 15 years. Prior to the Plan’s amendment in January 2009, the repayment period for notes receivable used for the purchase of a principal residence was not to exceed 10 years. A participant who terminates employment with an outstanding note receivable must pay off the outstanding balance of the note receivable within a reasonable amount of time after termination. If the participant does not repay the entire outstanding loan balance, the participant’s vested account balance will be reduced by the remaining outstanding balance of the loan, and then any remaining outstanding balance of the note receivable is deemed to be a distribution to the participant. Notes receivable from participants, including interest thereon, are taxable to the participant and subject to applicable excise penalties upon default.
The notes receivable are collateralized by the balance in the participant’s account and bear interest at a reasonable fixed rate of interest, as defined by the Plan. Principal and interest are generally paid ratably through payroll deductions, but may also be paid directly to the Trustee.
Payment of Benefits — Upon termination of service, a participant may elect an immediate lump-sum payment. Other forms of payment are available, as defined by the Plan. Beginning January 1, 2015, withdrawals from the Plan should be paid in cash or Kforce Inc. common stock to the extent that the vested balance is invested in Kforce Inc. common stock.
At December 31, 2016 and 2015, there were no distribution payments that were processed and approved for payment by the Plan, but not yet paid to participants.
Forfeited Accounts — Non-vested balances resulting from KGS contributions will be forfeited upon the date the participant incurs five consecutive one-year breaks in service or receives a distribution. A one-year break in service is any year a participant works less than 500 hours. For terminated employees who receive a distribution but who are re-employed during the five consecutive years following termination, the forfeiture amount shall be restored to the participant’s account if the participant pays back the full amount of the distribution within five years of the re-employment date.
Forfeited balances will be used first to fund any restorations. If any forfeitures remain unallocated, they shall be used to reduce administrative expenses payable by the Plan, to reduce employer matching contributions, if any, then to reduce employer qualified non-elective contributions, and finally to increase the employer matching contributions. Any remaining forfeitures shall be credited to a suspense account to be used for future restorations. During the year ended December 31, 2016, there was approximately $46,300 in matching contributions made using forfeited funds. The suspense account was maintained in the Guaranteed Income Fund at December 31, 2016 and 2015. Forfeited funds in the suspense account at December 31, 2016 and 2015 were approximately $27,700 and $49,300, respectively.

2.	SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates — The preparation of financial statements in conformity with GAAP requires the Plan Administrator, as defined in the Plan ("Plan Administrator"), to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including common stock, mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value, except for the fully benefit-responsive contract which is recorded at contract value. The Plan’s self-directed accounts hold shares of mutual funds and common stock. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common stock is valued at quoted market prices. The fully benefit-responsive investment contract is stated at contract value at December 31, 2016 and 2015 and is valued based upon the participant contributions made, plus participant transfers into the fund and credited interest, less participant withdrawals, participant transfers out of the fund and administrative expenses. The fully benefit-responsive investment contract is explained in detail in Note 4 of these financial statements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income or loss on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Valuation of Notes Receivable from Participants — Notes receivable from participants represent participant loans and are valued at the unpaid principal balance plus any accrued but unpaid interest. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.
Contributions — Employee contributions are recorded when eligible compensation is paid. Employer contributions are recorded when authorized.
Payment of Benefits — Benefits are recorded when paid.
Expenses of Plan — Administrative expenses of the Plan are paid by KGS, the Plan and/or unallocated Plan forfeitures.
Subsequent Events — The Plan Administrator has evaluated subsequent events through the date the financial statements were available to be issued and there were no subsequent events requiring adjustments to the financial statements or disclosures, as stated herein.

3.	INVESTMENTS
During the year ended December 31, 2016, the Plan’s investments, including gains and losses on investments purchased, sold, and held during the year, appreciated (depreciated) in value as follows:

Net Realized and Unrealized Appreciation (Depreciation) In Fair Value of Investments
Mutual funds	$831,987
Kforce Inc. common stock	(49,077)
Net appreciation in fair value of investments	$782,910

4.	INVESTMENT CONTRACT WITH INSURANCE COMPANY
The Plan has a fully benefit-responsive investment contract with Prudential Retirement Insurance and Annuity Company (“PRIAC”). PRIAC maintains the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value. The contract is not a traditional guaranteed investment contract as it is backed by the creditworthiness of the issuer and not by specific securities in the general account and therefore there are no known cash flows that can be discounted. Contract value represents participant contributions made, plus participant transfers into the fund and credited interest, less participant withdrawals, participant transfers out of the fund and administrative expenses. Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value.

The contract has certain restrictions that impact the ability to collect the full contract value, for example, the Plan may not withdraw more than 10% of the value of the general account without incurring a penalty. The Plan Administrator believes that the possibility of the occurrence of events that would cause the Plan to transact at less than contract value is remote. In the case of discontinuance of the investment contract, the contract value would be paid no later than 90 days from the date the Plan sponsor provides notice to discontinue. PRIAC may not terminate the contract at any amount less than contract value.

5.	FAIR VALUE MEASUREMENTS
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., an exit price) in an orderly transaction between market participants at the measurement date. It establishes a fair value hierarchy and a framework which requires categorizing assets and liabilities into one of three levels based on the assumptions (inputs) used in valuing the asset or liability. Level 1 provides the most reliable measure of fair value, while Level 3 generally requires significant management judgment. Level 1 inputs are unadjusted, quoted market prices in active markets for identical assets or liabilities. Level 2 inputs are observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets. Level 3 inputs include unobservable inputs that are supported by little, infrequent, or no market activity and reflect management’s own assumptions about inputs used in pricing the asset or liability. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2016 and 2015:

	Fair Value Measurements at December 31, 2016
Description of Investment	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds	$18,265,717	$18,265,717	$—	$—
Kforce Inc. common stock	506,158	506,158	—	—
Total	$18,771,875	$18,771,875	$—	$—

	Fair Value Measurements at December 31, 2015
Description of Investment	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds	$16,701,913	$16,701,913	$—	$—
Kforce Inc. common stock	557,354	557,354	—	—
Total	$17,259,267	$17,259,267	$—	$—

6.	FEDERAL INCOME TAX STATUS
The Internal Revenue Service issued a favorable determination letter dated March 16, 2015 for all amendments with an effective date as of or prior to January 1, 2013, determining that the Plan and related trust were designed in accordance with the applicable requirements of the Code and underlying regulations. The Plan has been amended since the effective date of the favorable determination letter. KGS and the Plan Administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and underlying regulations and that the Plan and related trust continue to be tax-exempt. As such, no provision for income taxes has been included in the Plan’s financial statements.
GAAP requires the Plan Administrator to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016 and 2015 there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing authorities; however, there are currently no audits for any tax periods in progress.

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments include an unallocated insurance contract managed by the Trustee and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan participants for the investment management services were included as a reduction of the return earned on each investment.
At December 31, 2016 and 2015, the Plan held 21,912 and 22,047 shares, respectively, of common stock of Kforce Inc., the parent company of the sponsoring employer.

KFORCE GOVERNMENT PRACTICE PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2016

Identity of Party Involved	Description of Investment	Current Value
Kforce Inc.*	Common Stock	$506,158
Vanguard Growth Index Admiral	Mutual Fund	3,173,496
Artisan International Fund	Mutual Fund	2,940,019
Prudential Total Return Bond Q	Mutual Fund	2,083,717
Vanguard US Value Inv Fund	Mutual Fund	2,078,697
Vanguard 500 Index Admiral	Mutual Fund	1,624,186
Vanguard Mid Cap Growth Fund	Mutual Fund	1,539,850
Vanguard Small Cap Value Index Admiral	Mutual Fund	1,495,616
Vanguard Mid-Cap Value Index Admiral	Mutual Fund	816,548
American Funds American Balanced R6	Mutual Fund	631,066
Vanguard Small Cap Growth Index Fund	Mutual Fund	507,889
DFA Global Equity I	Mutual Fund	313,772
Vanguard Mid Cap Index Admiral	Mutual Fund	310,779
DFA Intermediate Government Fixed Income I	Mutual Fund	274,090
Federated High Yield Institutional	Mutual Fund	198,438
PIMCO Real Return Instl	Mutual Fund	127,794
Vanguard Small Cap Index Admiral	Mutual Fund	93,187
Templeton Global Bond Adv	Mutual Fund	56,573
Guaranteed Income Fund*	Unallocated Insurance Contract	3,584,846
Various Participants*	Notes receivable from participants (maturing 2017 – 2021 at interest rates ranging from 4.25% to 4.50%)	203,154
		$22,559,875

*	Indicates a party-in-interest to the Plan.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Kforce Government Practice Plan

June 23, 2017	/s/ JEFFREY B. HACKMAN
Jeffrey B. Hackman
Senior Vice President, Finance and Accounting of the Plan Administrator, Kforce Inc.

EXHIBIT

Exhibit No.	Description
23.1	Consent of Warren Averett, LLC, Independent Registered Public Accounting Firm